SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _________)*

Liquid Holdings Group, Inc.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

53633A 101

(CUSIP Number)

Douglas Von Allmen

9 Isla Bahia

Fort Lauderdale, Florida 33316

Telephone: 954-463-7699

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 31, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

Page 1 of 14 Pages

CUSIP No.: 53633A 101

1.	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Douglas Von Allmen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF	7	SOLE VOTING POWER 304,923
SHARES
BENEFICIALLY	8	SHARED VOTING POWER 3,717,015
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER 304,923
REPORTING
PERSON WITH	10	SHARED DISPOSITIVE POWER 3,717,015

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,021,938

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.4%

14	TYPE OF REPORTING PERSON

IN

Page 2 of 14 Pages

CUSIP No.: 53633A 101

1.	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Linda Von Allmen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF	7	SOLE VOTING POWER 555,500
SHARES
BENEFICIALLY	8	SHARED VOTING POWER 3,717,015
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER 555,500
REPORTING
PERSON WITH	10	SHARED DISPOSITIVE POWER 3,717,015

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,272,515

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.5%

14	TYPE OF REPORTING PERSON

IN

Page 3 of 14 Pages

CUSIP No.: 53633A 101

1.	NAME OF REPORTING PERSON
R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

D&L Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	7	SOLE VOTING POWER 3,717,015
SHARES
BENEFICIALLY	8	SHARED VOTING POWER -
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER 3,717,015
REPORTING
PERSON WITH	10	SHARED DISPOSITIVE POWER -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,717,015

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.2%

14	TYPE OF REPORTING PERSON

PN

Page 4 of 14 Pages

CUSIP No.: 53633A 101

1.	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

D&L Management Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	7	SOLE VOTING POWER 3,717,015
SHARES
BENEFICIALLY	8	SHARED VOTING POWER -
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER 3,717,015
REPORTING
PERSON WITH	10	SHARED DISPOSITIVE POWER -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,717,015

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.2%

14	TYPE OF REPORTING PERSON

CO

Page 5 of 14 Pages

CUSIP No.: 53633A 101

1.	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Von Allmen Dynasty Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Missouri

NUMBER OF	7	SOLE VOTING POWER 555,500
SHARES
BENEFICIALLY	8	SHARED VOTING POWER -
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER 555,500
REPORTING
PERSON WITH	10	SHARED DISPOSITIVE POWER -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

555,500

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.3%

14	TYPE OF REPORTING PERSON

OO

Page 6 of 14 Pages

CUSIP No.: 53633A 101

1.	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Von Allmen Partners, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	7	SOLE VOTING POWER 202,665
SHARES
BENEFICIALLY	8	SHARED VOTING POWER -
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER 202,665
REPORTING
PERSON WITH	10	SHARED DISPOSITIVE POWER -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

202,665

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.8%

14	TYPE OF REPORTING PERSON

PN

Page 7 of 14 Pages

CUSIP No.: 53633A 101

1.	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

VA Family, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	7	SOLE VOTING POWER 202,665
SHARES
BENEFICIALLY	8	SHARED VOTING POWER -
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER 202,665
REPORTING
PERSON WITH	10	SHARED DISPOSITIVE POWER -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

202,665

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.8%

14	TYPE OF REPORTING PERSON

OO

Page 8 of 14 Pages

CUSIP No.: 53633A 101

1.	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

NGNG, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	7	SOLE VOTING POWER 102,258
SHARES
BENEFICIALLY	8	SHARED VOTING POWER -
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER 102,258
REPORTING
PERSON WITH	10	SHARED DISPOSITIVE POWER -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

102,258

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.4%

14	TYPE OF REPORTING PERSON

CO

Page 9 of 14 Pages

ITEM 1.           Security and Issuer.

The class of equity securities to which this Statement on Schedule 13D (this “Statement”) relates is the common stock, par value $0.0001 per share (the “Common Stock” or the “Shares”), of Liquid Holdings Group, Inc. (“LIQD”, the “Issuer” or the “Company”), with its principal executive offices located at 800 Third Avenue, 39th Floor, New York, New York 10022.

ITEM 2.            Identity and Background.

(a)-(c) and (f) The names of the persons filing this statement on Schedule 13D (the “Reporting Persons”) are:

Douglas Von Allmen, a United States Citizen;

Linda Von Allmen, a United States Citizen;

D&L Partners, L.P., a Delaware limited partnership (“D&L Partners”);

D&L Management Corp., a Delaware corporation (“D&L Management”);

Von Allmen Dynasty Trust, a trust formed under the laws of the State of Missouri (the “Trust”);

Von Allmen Partners, L.P. a Delaware limited partnership (“VA Partners”);

VA Family, LLC, a Delaware limited liability company (“VA Family”); and

NGNG, Inc., a Delaware corporation (“NGNG”).

The Shares reported herein are owned directly by D&L Partners, the Trust, VA Partners and NGNG. D&L Management is the general partner of D&L Partners, and thus may be deemed to beneficially own the Shares held by D&L Partners. Douglas Von Allmen and Linda Von Allmen are the controlling shareholders of D&L Management and thus may be deemed to beneficially own the Shares beneficially owned by D&L Management. Linda Von Allmen is the trustee of the Trust and thus may be deemed to beneficially own the Shares held by the Trust. VA Family is the general partner of VA Partners, and thus may be deemed to beneficially own the Shares held by VA Partners. Douglas Von Allmen is the manager of VA Family, and thus may be deemed to beneficially own the Shares beneficially owned by VA Family. Douglas Von Allmen is the controlling shareholder of NGNG, and thus may be deemed to beneficially own the Shares held by NGNG. Each Reporting Person disclaims beneficial ownership of all Shares reported herein other than the Shares (if any) held directly by such Reporting Person.

The principal business of each of D&L Partners, the Trust, VA Partners and NGNG is to act as an investment vehicle for Douglas Von Allmen and Linda Von Allmen. The principal business of D&L Management is to act as the general partner of D& L Partners. The principal business of VA Family is to act as the general partner of VA Partners. Douglas Von Allmen is retired. Linda Von Allmen does not have a principal occupation. The principal office, business address or residence of each Reporting Person is 9 Isla Bahia, Fort Lauderdale, Florida 33316.

Page 10 of 14 Pages

(d)–(e)          During the last five years, none of the Reporting Persons have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The corporate Reporting Persons do not have any directors or executive officers other than Douglas Von Allmen and Linda Von Allmen.

ITEM 3.            Source and Amount of Funds or Other Consideration

The source and amount of funds (excluding fees and expenses) used by the Reporting Persons in making its purchase of the shares of Common Stock is $34,654,066.00 from personal funds of Douglas Von Allmen and Linda Von Allmen.

ITEM 4.            Purpose of Transaction.

None of the Reporting Persons has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons may determine to dispose of their Shares, in whole or in part, or acquire additional Shares, at any time and from time to time, subject to applicable laws. The Reporting Persons may also decide to develop and/or change the Reporting Persons’ intentions with respect to the Shares. Any such decision would be based on the Reporting Persons’ assessment of a number of different factors, including, without limitation, the business, prospects and affairs of LIQD, the market for the Shares, the condition of the securities markets, general economic and industry conditions and other opportunities available to the Reporting Persons.

ITEM 5.            Interest in Securities of the Issuer.

(a)           See chart below. The percentages set forth in this response are based on 24,458,168 shares of Common Stock outstanding as of July 31, 2013 as reported to the Reporting Persons by the Issuer.

Reporting Person	Shares Beneficially Owned	Percent of Class
Douglas Von Allmen	4,021,938	16.4%
Linda Von Allmen	4,272,515	17.5%
D&L Partners, L.P.	3,717,015	15.2%
D&L Management Corp.	3,717,015	15.2%
Von Allmen Dynasty Trust	555,500	2.3%
Von Allmen Partners, L.P.	202,665	0.8%
VA Family, LLC	202,665	0.8%
NGNG, Inc.	102,258	0.4%
All Reporting Persons as a Group	4,577,438	18.7%

(b)          Mr. Von Allmen and Mrs. Von Allmen have shared power, and D&L Partners and D&L Management each have sole power, to vote or direct the vote of and to dispose or direct the disposition of the 3,717,015 shares of Common Stock held by D&L Partners. Mrs. Von Allmen and the Trust each have sole power to vote or direct the vote of and to dispose or direct the disposition of the 555,500 shares of Common Stock held by the Trust. Mr. Von Allmen, VA Partners and VA Family each have sole power to vote or direct the vote of and to dispose or direct the disposition of the 202,665 shares of Common Stock held by VA Partners. Mr. Von Allmen and NGNG each have sole power to vote or direct the vote of and to dispose or direct the disposition of the 102,258 shares of Common Stock held by NGNG.

Page 11 of 14 Pages

(c)          The Reporting Persons did not effect any transactions in the Common Stock in the last sixty (60) days, other than as follows:

Reporting Person	Transaction Type	Transaction Date	Qty	Price
D&L Partners, L.P.	Buy (directly from the Issuer)	7/31/13	1,166,600	$9
Von Allmen Dynasty Trust	Buy (directly from the Issuer)	7/31/13	555,500	$9

(d)          Not applicable.

(e)          Not applicable.

ITEM 6.          Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Company has entered into a registration rights agreement with certain of its stockholders, including the Reporting Persons, pursuant to which the Company has granted to such stockholders, their affiliates and certain of their transferees the right, under certain circumstances and subject to certain restrictions, to require the Company to register under the Securities Act of 1933 shares of the Company’s common stock (and other securities convertible into or exchangeable or exercisable for shares of the Company’s common stock) otherwise held by them. Shares registered under any such registration statement will be available for sale in the open market unless restrictions apply. The form of such registration rights agreement is attached hereto as Exhibit B and is incorporated herein by reference.

Subject to certain exceptions, the Company and all of its directors and executive officers and certain of its stockholders, including the Reporting Persons, have agreed not to offer, sell or agree to sell, directly or indirectly, any shares of the Company’s common stock without the permission of the Company’s underwriter for a period of 180 days from the date of the prospectus relating to the Company’s initial public offering. When the lock-up period expires, the Company, its directors and officers and the Company’s locked-up stockholders will be able to sell the Company’s shares in the public market (subject to any legal limitation on sales by affiliates and any other legal restrictions). In addition, the underwriter may, in its sole discretion, release all or some portion of the shares subject to lock-up agreements prior to the expiration of the lock-up period. The form of such lock-up agreement is attached hereto as Exhibit C and is incorporated herein by reference.

ITEM 7.          Material to be Filed as Exhibits.

No.	Description

A	Joint Filing Agreement (filed herewith)

B	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.25 to the Issuer’s Form S-1/A filed with the Securities and Exchange Commission on June 19, 2013)

C	Form of Lock-Up Agreement (filed herewith)

Page 12 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: August 12, 2013

Douglas Von Allmen

D&L Management Corp.

D&L Partners, L.P.

VA Family, LLC

Von Allmen Partners, L.P.

NGNG, Inc.

By:	/s/ Douglas Von Allmen
Douglas Von Allmen, for himself; as the Controlling Shareholder of D&L Management (for itself and as General Partner of D&L Partners); as the Manager of VA Family (for itself and as General Partner of VA Partners); and as the Controlling Shareholder of NGNG

Linda Von Allmen

Von Allmen Dynasty Trust

By:	/s/ Linda Von Allmen
Linda Von Allmen, for herself and as Trustee of the Trust

Page 13 of 14 Pages

EXHIBIT INDEX

No.	Description

A	Joint Filing Agreement (filed herewith)

B	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.25 to the Issuer’s Form S-1/A filed with the Securities and Exchange Commission on June 19, 2013)

C	Form of Lock-Up Agreement (filed herewith)

Page 14 of 14 Pages